Sub-item 77I

LEGG MASON PARTNERS INCOME TRUST SUPPLEMENT DATED NOVEMBER 1, 2012 TO THE SUMMARY PROSPECTUS, PROSPECTUS AND STATEMENT OF ADDITIONAL
INFORMATION, EACH DATED SEPTEMBER 1, 2012, OF WESTERN ASSET OREGON
MUNICIPALS FUND

All outstanding Class B shares of the fund will be converted into Class A shares of the fund as soon as practicable on or about December 14, 2012 (the "Conversion Date"). The conversion of Class B shares into Class A shares will occur at the close of business on the Conversion Date. The conversion is not expected to be a taxable event for federal income tax purposes, and should not result in recognition of gain or loss by converting shareholders.

Effective as of the close of business two days prior to the Conversion Date (approximately December 12, 2012), the fund will no longer offer Class B shares for incoming exchanges or dividend reinvestment.